Exhibit 99.1

Sinovac Reports Third Quarter 2008 Unaudited Financial Results
- Conference Call on Tuesday, November 18, 2008 at 8:00 p.m. ET -

Beijing – November 18, 2008 – Sinovac Biotech Ltd. (Amex: SVA), a leading developer and provider of vaccines in China, today announced the Company's financial results for the three-month and nine-month periods ended September 30, 2008.

Highlights

•	Sales year-to-date increased 40% year-over-year to $34.1 million
•	Operating income year-to-date rose 22.5% year-over-year to $12.4 million
•	Net income year-to-date maintained at same level year-over-year at $5.6 million, inclusive of 25% income tax rate for 2008 versus 15% for 2007
•	Cash and cash equivalents increased 9% to $20.5 million, compared to the second quarter of 2008, due to improved accounts receivable collection

Mr. Weidong Yin, Chairman, President and CEO, commented, “Our nine month sales growth was in line with our previously stated objective to increase sales by 35% to 45% over the prior year. As we continue to execute our business plan, management is very confident that the Company is on track to achieve the projected full year sales growth rate for 2008. At the same time, we have increased our investment in research and development in order to focus on long-term growth. The development of a vaccine against human enterovirus 71 (EV 71), which causes hand, foot, and mouth disease, is one of our R&D programs that demonstrate our strategy to develop novel vaccines. We expect this vaccine to become another top-selling flagship product similar to Healive®, once it is developed and commercialized. Even though we are currently facing challenging financial markets, management continues to prudently execute its long-term growth strategy designed to maximize shareholder value.”

Three Months Ended September 30, 2008

For the third quarter 2008, sales were $8.8 million, compared to $10.8 million in the third quarter 2007. The year-over-year change in sales reflected the Company’s strategy of heavily promoting Healive in the private market in the first half of the year, as the Company expects the size of the public market for the hepatitis A vaccine to possibly increase significantly and the size of the private market may decrease in the second half of the year.

During the third quarter of 2008, Sinovac sold 1.1 million doses of Healive®, compared to 1.53 million doses for the same period of 2007. Following the launch of Anflu® in early September, Sinovac sold 663,000 doses during the third quarter of 2008, compared to 1.07 million doses for the same period of the prior year. During the third quarter of 2008, Sinovac sold 28,000 doses of Bilive®, compared to nil doses in the prior year period.  As mentioned previously, the year-over-year change in sales was in line with the Company’s sales and marketing strategy. For the third quarter for 2008, Healive, Anflu, and Bilive as a percentage of sales represented 78%, 19.5% and 2.5%, respectively.

Gross profit for third quarter 2008 was $7.1 million, with a gross margin of 81.0%, compared to $9.2 million and 84.7% for the same period of 2007. The change in gross margin as a percentage of sales was primarily attributable to the product sales mix during the third quarter of 2008.

Total operating expenses for the third quarter 2008 were $4.8 million, compared to $5.1 million in the same period 2007. Selling, general and administrative expenses for the third quarter of 2008 were $3.8 million, compared to $4.8 million in the same period of 2007. SG&A expenses as a percentage of sales represented 43.3% in the third quarter of 2008, compared to 44.0% in the same period in the prior year.

Gross expenditures on research and development expenses for the third quarter of 2008 were $812,000, compared to $221,000 in the same period of 2007. The increased R&D expenses in the current quarter were mainly incurred for the advancement of its vaccine candidates in the preclinical development pipeline inclusive of its vaccine against human enterovirus 71 (EV 71), which causes hand, foot, and mouth disease (HFMD).

Operating income was $2.3 million for the third quarter of 2008, compared to $4.0 million in the same period of 2007. The year-over-year variance in operating income reflected lower vaccine sales in the current period and moderately higher R&D expenses.

Net income for the third quarter of 2008 included $190,000 of interest and financing expenses, $911,000 of income taxes, $58,000 interest and other income and $530,000 of minority interest. Net income for the same period of 2007 included $116,000 of interest and financing expenses, $758,000 of income taxes, $41,000 interest and other income and $1.0 million of minority interest. Net income for the third quarter of 2008 was $740,000, or $0.02 per diluted share, compared to $2.2 million, or $0.05 per diluted share, in the same period of 2007.

During the third quarter of 2008, Sinovac Beijing continued the preparation of its application to the Chinese government for the High and New Technology Enterprises (HNTE) status. HNTEs are entitled to the preferential income tax rate of 15% compared to the unified income tax rate of 25% effective January 1, 2008. Prior to 2008, Sinovac Beijing was subject to the preferential income tax rate of 15% as a HNTE. Given that it is uncertain whether Sinovac will eventually be approved for HNTE status, Sinovac Beijing account for its current and deferred income tax utilizing the enacted statutory tax rate of 25% as the applicable enterprises income tax rate for 2008.

In the event that Sinovac Beijing reconfirms its HNTE status in accordance with the HNTE guidelines, a 15% corporate income tax rate would be retroactive to January 1, 2008, according to the newly enacted Enterprises Income Tax Law. Assuming HNTE is received, the impact on the results of operations for the nine months ended September 30, 2008 would include a $1,667,726 decrease in the provision of the current income tax with a corresponding reduction in the income tax liability and a $905,687 increase in deferred income tax expense with an offset to deferred income tax assets. The change of rate will be recorded in the period that changes occur.

As of September 30, 2008, Sinovac’s cash and cash equivalents totaled $20.5 million, compared to $18.8 million as of June 30, 2008.  The 9% increase in cash and cash equivalents compared to the second quarter of 2008 was primarily attributable to improved accounts receivables collection.

Nine Months Ended September 30, 2008

For the nine months ended September 30, 2008, sales reached $34.1 million, compared to $24.3 million for the same period of 2007, representing a 40% growth rate.

During the nine months ended September 30, 2008, Sinovac sold 5.3 million doses of Healive®, compared to 4.1 million doses for the same period of 2007.  The Company sold 234,000 doses of Bilive® during the 2008 period, compared to nil doses in the prior year period.  As mentioned previously, the year-over-year change in sales was in line with the Company’s sales and marketing strategy. For the first nine months of 2008, Healive, Anflu, and Bilive as a percentage of sales represented 91%, 5% and 4%, respectively.

Gross profit for nine months ended September 30, 2008 was $28.8 million, with a gross margin of 84.4%, compared to $20.7 million and 85.2% for the same period of 2007. The change in gross margin as a percentage of sales was primarily attributable to the product sales mix during the 2008 period.

Total operating expenses for the nine months ended September 30, 2008 were $16.4 million, compared to $10.6 million for the same period 2007. Selling, general and administrative expenses for the nine months ended September 30, 2008 were $13.4 million, compared to $9.5 million in the same period of 2007. SG&A expenses as a percentage of sales represented 39% in the 2008 period, compared to 41.0% in the same period in the prior year.

Gross expenditures on research and development expenses for the nine months ended September 30, 2008 were $2.4 million, including trial production costs for Panflu, compared to $611,000 in the same period of 2007.

Operating income was $12.5 million for the nine months ended September 30, 2008, compared to $10.2 million in the same period of 2007. The year-over-year variance in operating income reflected lower vaccine sales in the current period and moderately higher R&D expenses.

Net income for the nine months ended September 30, 2008 included $747,000 of interest and financing expenses, $3.2 million of income taxes, $37,000 of other income and $2.8 million of minority interest. Net income for the same period of 2007 included $295,000 of interest and financing expenses, $1.9 million of income taxes, $301,000 interest and other income and $2.6 million of minority interest. Net income for the nine months ended September 30, 2008 was $5.6 million, or $0.13 per diluted share, compared to $5.7 million, or $0.14 per diluted share, in the same period of 2007.

Recent Developments

In September 2008, the Company initiated development of a vaccine against human enterovirus 71 (EV 71), which causes hand, foot, and mouth disease.  The development of a vaccine against EV 71 is in compliance with our R&D strategy to develop novel vaccines. Since there is no vaccine against this disease at the moment, the Company expects this vaccine to join Healive® as a blockbuster product.

The Company participated in the China’s National R&D Program’s selection and evaluation process. Sinovac was selected by the government to take charge of the research and development program for the varicella (chickenpox) vaccine. As an acute infectious disease, varicella often breaks out among the pediatric population and can lead to serious conditions such as pneumonia, encephalitis, and even death. This disease leads to serious symptoms among adult as well. The fatality rate in adults is as high as 30-40 times that of children between 5-9 years old. According to a report by the Children Hospital of Shanghai, current incidence rate among children is four times greater than rates reported in the 1980s. The domestic market in China is in a development phase with an annual demand of 10 million doses. Once the vaccine is successfully launched, Sinovac would provide the Chinese market with a new vaccine against varicella and the herpes zoster virus.

During the third quarter, Sinovac advanced the development of its split pandemic influenza vaccine. The Company completed volunteer enrollment and dosing in its Phase II double-blind trial of the split pandemic influenza vaccine. The second shot was administered to 472 healthy volunteers in September, inclusive of 263 adolescents, 138 pediatrics and 71 geriatrics. The vaccination process to volunteers has been completed and the Company is currently collecting data and preparing the analysis. It is anticipated that the preliminary results will be available in early 2009.

In October 2008, Sinovac was named to the Deliotte Technology Fast 50 China 2008 based on its high growth rate of 290% over the past three years.  The ranking recognizes the 50 fastest growing life sciences, technology, media and telecommunications in China.

Conference Call Details

The Company will host a conference call on Tuesday, November 18, 2008 at 8:00 p.m. ET to review the Company's third quarter financial results for the period ended September 30, 2008 and provide an update on recent corporate developments.  To access the conference call, please dial 1-877-407-4018 (USA) or 1-201- 689-8471 (international). A replay of the call will be available from 11:00 p.m. ET on November 18 until December 2, 2008. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 303493. A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com. A webcast replay can be accessed on the corporate website beginning November 18, 2008 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing universal pandemic influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information: Helen G. Yang Sinovac Biotech Ltd. Phone: +86-10-82890088 Ext. 871 Fax: +86-10-62966910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group (646) 536-7017/7033 scarrington@theruthgroup.com jmccargo@theruthgroup.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets
(Unaudited)
(Expressed in U.S. Dollars)
	September 30,	December 31,
	2008	2007
ASSETS

Current assets
Cash and cash equivalents	$20,552,500	$17,071,497
Accounts receivable – net	24,961,357	16,983,892
Inventories	8,014,050	3,745,957
Prepaid expenses and deposits	750,191	800,840
Deferred tax assets	1,293,131	579,703

Total current assets	55,571,229	39,181,889

Restricted cash	1,643	846

Property, plant and equipment	19,479,227	15,879,391

Long-term prepaid expenses and deposits	225,255	298,731

Deferred tax asset	971,085	693,053

Licenses and permits	1,189,599	1,394,052

Total assets	$77,438,038	$57,447,962

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable	$3,646,920	$6,836,110
Accounts payable and accrued liabilities	12,234,749	9,522,818
Due to related parties	46,971	46,971
Dividends payable to minority interest shareholder of Sinovac Beijing	115,661	3,000,459
Deferred research grants	1,193,470	1,038,396

Total current liabilities	17,237,771	20,447,754

Deferred government grants	2,917,536	2,734,444
Loan payable	3,646,920	1,367,222
Long – term debt	6,564,456	4,101,666

Total liabilities	23,802,227	24,546,420

Minority interest	5,787,345	2,897,687

Commitments and contingencies

STOCKHOLDERS' EQUITY

Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	42,881	40,305
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 42,881,023 (2007 – 40,305,028 )
Subscriptions received	20,060	9,170
Additional paid in capital	42,021,057	32,109,997
Accumulated other comprehensive income	4,240,457	1,956,456
Dedicated reserves	2,999,396	2,999,396
Accumulated deficit	(1,475,385)	(7,111,469)

Total stockholders' equity	47,848,466	30,003,855

Total liabilities and stockholders’ equity	$77,438,038	$57,447,962

SINOVAC BIOTECH LTD.

Consolidated Statements of Income and Comprehensive Income
Three Months and Nine months Ended September 30, 2008 and 2007
(Unaudited)
(Expressed in U.S. Dollars)
	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Sales	$8,753,671	$10,828,020	$34,137,101	$24,339,241

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $104,490 (2007 - $93,095) for three months and $307,065 (2007-279,988) for nine months)	1,658,862	1,655,589	5,320,667	3,587,193

Gross profit	7,094,809	9,172,431	28,816,434	20,752,048

Selling, general and administrative expenses	3,791,916	4,763,054	13,408,452	9,485,980

Research and development expenses - net of $17,110 (2007- $74,563) for three months and $147,958 (2007- $441,974) for nine months in government research grants	811,901	220,811	2,408,745	611,210

Depreciation of property, plant and equipment and amortization of licenses and permits	178,404	146,475	526,117	474,818

Total operating expense	4,782,221	5,130,340	16,343,314	10,572,008

Operating income	2,312,588	4,042,091	12,473,120	10,180,040

Interest and financing expenses	(189,935)	(115,588)	(747,496)	(294,657)

Interest income and other income (expenses)	58,456	40,651	(36,685)	301,301

Income before income taxes and minority interest	2,181,109	3,967,154	11,688,939	10,186,684

Income taxes recovery (expense)
- Current	(1,005,174)	(817,000)	(4,229,613)	(1,872,944)
- Deferred	94,028	59,375	991,461	(58,696)

Income before minority interest	1,269,963	3,209,529	8,450,787	8,255,044

Minority interest share of earnings	530,084	1,019,377	2,814,703	2,597,913

Net income	739,879	2,190,152	5,636,084	5,657,131

Other comprehensive income
Foreign currency translation adjustment	40,797	333,325	2,284,001	797,483
Comprehensive income	$780,676	$2,523,477	$7,920,085	$6,454,614

Earnings per share – basic	$0.02	$0.05	$0.13	$0.14
– diluted	$0.02	$0.05	$0.13	$0.14
Weighted average number of shares of common stock outstanding
- Basic	42,873,511	40,268,030	42,299,187	40,243,657
- Diluted	43,142,788	40,624,439	42,638,584	40,523,937

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows
Three Months and Nine Months Ended September 30, 2008 and 2007
(Unaudited)
(Expressed in U.S. Dollars)
	Three Months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Cash flows from (used in) operating activities
Net Income for the period	$739,879	$2,190,152	$5,636,084	$5,657,131
Adjustments to reconcile net income to net cash used by operating activities:
- deferred income taxes	(94,028)	(59,375)	(991,461)	58,696
- loss on disposal of equipment	2,249	997	2,249	4,954
- stock-based compensation	16,635	20,596	49,907	159,147
- provision for doubtful debts	408,289	1,027,305	1,968,207	1,781,849
- depreciation of property, plant and equipment, and amortization of licenses	517,751	329,084	1,298,314	1,049,275
- research and development expenditures qualified for government grant	(16,829)	11,912	(147,677)	(365,746)
- minority interests	530,084	1,019,377	2,184,703	2,597,913
Change in other assets and liabilities
- accounts receivable	4,718,247	(5,426,779)	(8,650,832)	(11,144,117)
- inventories	(1,620,126)	(699,334)	(3,934,756)	(2,687,289)
- prepaid expenses and deposits	273,079	(14,444)	188,789	(674,823)
- accounts payable and accrued liabilities	(2,168,844)	1,338,136	1,973,562	1,244,340
Net cash provided by (used in) operating activities	3,306,386	(262,373)	207,089	(2,318,670)

Cash flows from (used in) financing activities
Loan repayment	(3,572,010)	(655,061)	(3,572,010)	(1,172,531)
Loan proceeds	2,143,206	1,302,812	2,143,206	1,302,814
Proceeds from issuance of common stock	-	2,621	9,854,560	183,971
Payment to release shares in escrow	-	994,333	-	1,394,333
Proceeds from shares subscribed	20,060	-	20,060	-
Dividends paid to minority interest shareholder in Sinovac Beijing	-	-	(2,947,877)	(833,071)
Government grant received	143,626	138,173	214,321	3,100,694
Net cash provided by (used in) financing activities	(1,265,118)	1,782,878	5,712,260	3,976,210

Cash flows from (used in) investing activities
Restricted cash	434,196	1,303	(725)	24,029
Acquisition of property, plant and equipment	(1,046,849)	(1,159,754)	(3,283,424)	(1,417,034)
Net cash used in investing activities	(612,653)	(1,158,451)	(3,284,149)	(1,393,005)

Exchange effect on cash and equivalents	303,614	31,313	845,803	162,369
Increase in cash and cash equivalents	1,732,229	393,367	3,481,003	426,904

Cash and cash equivalents, beginning of period	18,820,271	9,282,369	17,071,497	9,248,832

Cash and cash equivalents, end of period	$20,552,500	$9,675,736	$20,552,500	$9,675,736

Cash paid for interest, net of interest capitalized	$150,660	$66,153	$456,665	$225,971
Cash paid for income taxes	$1,502,166	$773,938	$2,812,129	$1,291,612
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$340,409	$588,979	$340,409	$588,979